

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2023

Henry O. Gosebruch
Chief Executive Officer
Neumora Therapeutics, Inc.
490 Arsenal Way, Suite 200
Watertown, Massachusetts 02472

      **Re:**    **Neumora Therapeutics, Inc.**
               **Amendment No. 1 to Registration Statement on Form S-1**
               **Exhibit Nos. 2.1, 2.2, 10.2, 10.3, 10.4, 10.5(a), 10.5(c), 10.14(a) and 10.14(b)**
               **Filed September 11, 2023**
               **File No. 333-274229**

Dear Henry O. Gosebruch:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                     Sincerely,

                                     Division of Corporation Finance